UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ACTUATE CORPORATION

(Name of Subject Company)

ACTUATE CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00508B102

(CUSIP Number of Class of Securities)

Peter I. Cittadini

President and Chief Executive Officer

951 Mariners Island Boulevard

San Mateo, California 94404

(650) 645-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Douglas Cogen Fenwick & West LLP 555 California Street, 12th Floor San Francisco, CA 94104 (415) 875-2300

Thomas E. McKeever

Senior Vice President, General Counsel, Corporate

Development, Chief Compliance Officer and Secretary

Actuate Corporation

951 Mariners Island Boulevard

San Mateo, California 94404

(650) 645-3000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

As previously disclosed, on December 5, 2014, Actuate Corporation (the “Company”), Open Text Corporation, a Canadian corporation (“Parent”), and Asteroid Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (“Merger Agreement”). Pursuant to the Merger Agreement, Parent has agreed to commence promptly a cash tender offer (the “Offer”) to acquire all of the shares of the Company’s common stock for a purchase price of $6.60 per share (the “Offer Price”), net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Merger Agreement. Promptly following the consummation of the Offer, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. In the Merger, each outstanding share of the Company’s common stock will be converted into the right to receive the Offer Price.

This Schedule 14D-9 filing consists of a “Frequently Asked Questions” document that was made available to the Company’s employees with respect to the transactions contemplated by the Merger Agreement.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described herein and in the Company’s Current Reports on Form 8-K filed on December 5, 2014 and December 9, 2014, has not commenced. At the time the tender offer is commenced, Parent and Merger Sub will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Stockholders are urged to read the Tender Offer Statement (including the offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 when such documents become available, as they will contain important information about the tender offer. Those materials and all other documents filed by the Company or Parent or Merger Sub with the SEC will be available at no charge on the SEC’s web site at www.sec.gov. The Tender Offer Statement on Schedule TO and related materials may be obtained for free by directing requests to ir@actuate.com. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free by directing such requests to ir@actuate.com.

FREQUENTLY ASKED QUESTIONS DOCUMENT

OpenText Agrees to Acquire Actuate Corporation

Frequently Asked Questions

December 5, 2014

FOR INTERNAL USE ONLY – DO NOT DISTRIBUTE

1.	Tell me about the acquiring company, OpenText.

OpenText is the largest software company in Canada and the provider of Enterprise Information Management (EIM) solutions and services. OpenText has its corporate headquarters in Waterloo, Ontario and it has offices in over 30 countries.

Open Text was founded in 1991 as a University of Waterloo research project and has grown into an 8,000-employee company, with FY14 revenue of $1.6 billion.

OpenText has a broad portfolio of products including market leading solutions for enterprise content management (ECM), business process management (BPM), customer experience management (CEM), information exchange, and discovery.

OpenText helps customers to...

•	Simplify their information management by reducing costs, improving efficiencies and increasing their competitiveness

•	Transform their environment by consolidating and upgrading their information and process platforms

•	Accelerate their business by increasing the speed of information delivery through integrated systems

2.	Who is OpenText’s executive management team?

The complete executive management team can be found at http://www.opentext.com/who-we-are/executive-leadership-team

3.	When will the acquisition take place?

The acquisition, which is subject to customary closing conditions, is expected to be completed in the first quarter of 2015.

4.	How will employees be affected by this event?

Until closing of the transaction early next year, there will be no changes in Actuate’s operations. OpenText looks forward to the contribution Actuate’s staff will bring to the combined operation after the transaction closes.

5.	Who can I address with specific questions?

Please contact your manager for answers to specific questions.

6.	What will happen to current projects?

The companies will operate independently until they receive antitrust and shareholder approval, expected in the first quarter of 2015. It is business as usual until the transaction closes. There should be no joint outreach or discussions with customers or any third party during the transaction closing period.

7.	Why did OpenText buy Actuate?

The addition of Actuate enables OpenText to enhance their products with embedded analytics as well as enter a growing market. Together Actuate and OpenText will seek to extend the benefits of embedded analytics to more geographies and industries. Industry research indicates embedded analytics is increasing in its importance. Embedded analytics turns information into intelligence by providing users with relevant, actionable insights delivered within the context of the application. This adds substantial value for companies embedding analytics into applications to help drive better customer engagement and improved decision making.

8.	Is this OpenText’s first acquisition?

No, OpenText has completed 48 acquisitions over the past 20 years, using $3.4B in capital. Recent acquisitions include GXS Inc. in 2014 and Easylink in 2013.

Given the complementary technology of Actuate and OpenText, we believe that this will be a smooth integration. OpenText has experience in integrating complementary companies into its infrastructure, operations and culture.

9.	What will happen to my stock options?

At the closing, Actuate options, whether vested or unvested, will be cashed out at the spread between the acquisition price of $6.60 and the strike price of the option. Options with a strike price equal to or higher than $6.60 will be cancelled.

10.	What will happen to my RSUs?

At the closing, Actuate RSUs will become converted into the right to receive $6.60 in cash per RSU. This cash will be paid out on the same vesting schedule as your RSU would have vested except that on the one-year anniversary of closing, all such cash payments will accelerate and you will receive $6.60 per converted RSU that would have still been unvested on the one-year anniversary. During this one year period, you will continue to have the “double trigger” acceleration protection that currently applies to your RSUs.

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements. Any statements contained herein which do not describe historical facts, including but not limited to, statements regarding the timing and closing of the tender offer and the merger, the ability of Actuate Corporation (“Actuate”) to complete the transaction, the operations of Actuate’s business during the pendency of the transaction and the expectations for the business in the event the merger is completed, are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Such risks and uncertainties include, among others: the risk that Actuate stockholders will not tender shares in the tender offer; the possibility that competing offers may be made; the possibility that various closing conditions may not be satisfied or waived; or that a material adverse effect occurs with respect to Actuate; and those additional factors discussed in Actuate’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q filed with the SEC. Actuate cautions investors not to place considerable reliance on the forward-looking statements contained in this document. These forward-looking statements speak only as of the date of this document, and Actuate undertakes no obligation to update or revise any of these statements.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described herein has not commenced. At the time the tender offer is commenced, Open Text Corporation and Asteroid Acquisition Corporation will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Stockholders are urged to read the Tender Offer Statement (including the offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 when such documents become available, as they will contain important information about the tender offer. Those materials and all other documents filed by the Company or Parent or Merger Sub with the SEC will be available at no charge on the SEC’s web site at www.sec.gov. The Tender Offer Statement on Schedule TO and related materials may be obtained for free by directing requests to ir@actuate.com. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free by directing such requests to ir@actuate.com.